Exhibit 1

FOR IMMEDIATE RELEASE

Global Sources Press Contact in Asia:	Global Sources Investor Contact in Asia:

Camellia So	Eddie Heng
Tel: (852) 2555-5021	Tel: (65) 6547-2850
e-mail: cso@globalsources.com	e-mail: eheng@globalsources.com

Global Sources Press Contact in U.S.:	Global Sources Investor Contact in U.S.:

James W.W. Strachan	Moriah Shilton & Cathy Mattison
Tel: (1 602) 978-7504	Lippert/Heilshorn & Associates, Inc.
e-mail: strachan@globalsources.com	Tel: (1 415) 433-3777 e-mail: cmattison@lhai.com

Global Sources Renews Contracts with AsiaWorld-Expo to Host

China Sourcing Fairs in Hong Kong through 2012

Approximate US$44 million Agreements Include License to Host New Trade Fair

Starting in 2009

HONG KONG, March 28, 2007 – Global Sources (NASDAQ: GSOL) renewed its contracts with AsiaWorld-Expo Management to host China Sourcing Fairs (http://www.chinasourcingfair.com) at Hong Kong’s AsiaWorld-Expo from 2009 through 2012.

Valued at US$44.396 million, the agreements include a license to host a new show from 2009 through 2012, in addition to the Electronics & Components, Fashion Accessories, Underwear & Swimwear and Gifts & Home Products Fairs currently held every April and October at AsiaWorld-Expo.

Global Sources’ chairman and CEO, Merle A. Hinrichs, said: “This renewal is the logical next step to build on the great success of our China Sourcing Fairs at AsiaWorld-Expo. We intend to continue with our existing very popular shows – and I’m excited that we are preparing to expand our offering by staging a new event starting in 2009. We plan to release details in due course.

“Buyers visiting the China Sourcing Fairs appreciate AsiaWorld-Expo’s unmatched convenience and superb facilities. In fact, more than 81,000 buyers attended last October’s highly specialized sourcing Fairs.

“Likewise, China Sourcing Fair exhibitors from mainland China, Hong Kong, Taiwan, Korea, India and across Southeast Asia have given their votes of confidence: In October last year, suppliers bought more than 7,000 booths to the shows.”

AsiaWorld-Expo’s chief executive officer, Nicolas Borit, said: “Global Sources was the first major player to commit to AsiaWorld-Expo. It immediately set the standard for professional event organization and commitment to quality execution.

“Global Sources is truly an A-grade business partner – and one we are delighted to be working with for the long-term.”

Upcoming China Sourcing Fairs at AsiaWorld-Expo in 2007

Upcoming China Sourcing Fairs at AsiaWorld-Expo in 2007 are:

*	Electronics & Components, Fashion Accessories and Underwear & Swimwear, April 12-15 and October 12-15

*	Gifts & Home Products, April 20-23 and October 20-23

Buyers planning to visit the Fairs can find more information, including transportation options, at http://www.chinasourcingfair.com.

Specialized Global Sources trade magazines, websites and China Sourcing Fairs

The China Sourcing Fairs are an important part of Global Sources’ sourcing and product information services, which include Global Sources trade magazines, Global Sources Online (http://www.globalsources.com ) and Global Sources Direct (http://www.GlobalSourcesDirect.com). Further information about Global Sources is available at http://www.corporate.globalsources.com .

About Global Sources

Global Sources is a leading business-to-business (B2B) media company and a primary facilitator of two-way trade with Greater China. The core business is facilitating trade from Greater China to the world, using a wide range of English-language media. The other key business segment facilitates trade from the world to Greater China using Chinese-language media.

The company provides sourcing information to volume buyers and integrated marketing services to suppliers. It helps a community of over 560,000 active buyers source more profitably from complex overseas supply markets. With the goal of providing the most effective ways possible to advertise, market and sell, Global Sources enables suppliers to sell to hard-to-reach buyers in 230 countries.

The company offers the most extensive range of media and export marketing services in the industries it serves. It delivers information on 1.8 million products and more than 150,000 suppliers annually through 13 online marketplaces, 11 monthly magazines, over 100 sourcing research reports and nine specialized trade shows which run 22 times a year across seven cities. Suppliers receive more than 10 million sales leads annually from buyers through Global Sources Online (http://www.globalsources.com) alone.

Global Sources has been facilitating global trade for 36 years. In mainland China it has over 1,600 team members in 44 locations, and a community of over 1 million registered online users and magazine readers for Chinese-language media.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27-A of the Securities Act of 1933, as amended and Section 21-E of the Securities Exchange Act of 1934, as amended. The company's actual results could differ materially from those set forth in the forward-looking statements as a result of the risks associated with the company's business, changes in general economic conditions, and changes in the assumptions used in making such forward-looking statements.